Exhibit 99.1

CEMENTOS PACASMAYO S.A.A. ANNOUNCES RESOLUTIONS ADOPTED

AT THE ANNUAL SHAREHOLDERS’ MEETING

Lima, Peru, March 24, 2025 – Cementos Pacasmayo S.A.A. (NYSE: CPAC; BVL: CPACASC1) (“Cementos Pacasmayo” or the “Company”) a leading cement company serving the Peruvian construction industry, announced today that in accordance with the Peruvian Security Market Law Resolution for Material Events and Reserved Information N° 005-014-SMV/01, the Annual Shareholders’ Meeting held on March 24, 2025 at 9:00 am (Peruvian time), approved the following:

1.	Propose to the Annual Mandatory Shareholders Meeting the approval of Audited Financial Statements as of December 31, 2024, along with the report and opinion of the external auditors and the notes to the Financial Statements; as well as the Social Management and Annual Report, which includes the annual Corporate Governance report and the Sustainability Report corresponding to fiscal year 2024, which are attached and will be published on the Company's website (www.cementospacasmayo.com.pe). The Annual Mandatory Shareholders' Meeting approved by a majority of 99.60% the Audited Financial Statements as of December 31, 2024, along with the report and opinion of the external auditors and the notes to the Financial Statements; as well as the Social Management and the Integrated Annual Report, which includes the Annual Corporate Governance report and the Sustainability Report corresponding to fiscal year 2024.

2.	Propose to the Annual Shareholders Meeting the ratification of the distribution of dividends made during fiscal year 2024 in the amount of S/ 190,300,410.64 (Soles) at the rate of S/ 0.41 per common and investment share charged to the Company's accumulated results as of December 31, 2023. Of this amount, S/ 14,776,603.79 (Soles) correspond to investment shares acquired by the Company (treasury shares), therefore, as this amount remained in the Company's equity, the amount of the dividend corresponding to third parties was S/175,523,806.85 (Soles). The Annual Shareholders' Meeting approved by a majority of 99.98% the ratification of the dividend distribution made during fiscal year 2024.

3.	Propose to the Annual Mandatory Shareholders Meeting the application of the profits for the fiscal year 2024 to the "Retained Earnings" account and delegation to the Board of Directors of the authority to pay dividends charged to the "Retained Earnings" account and on account of fiscal year 2025. The Annual Shareholders' Meeting approved by a majority of 99.86% the application of the profits of fiscal year 2024 to the "Retained Earnings" account and the delegation to the Board of Directors of the authority to pay dividends charged to the "Retained Earnings" account and as an advance on the 2024 fiscal year.

4.	Report on Environmental, Social and Corporate Governance (ESG) issues, including our approach to sustainability and climate risks; our commitments to emissions reduction and carbon neutrality; promotion of gender equity and diversity; and implementation of climate change risk and opportunity reporting. The Annual Mandatory Shareholders' Meeting approved by a 99.53% majority the report on Environmental, Social and Corporate Governance (ESG) issues, including our approach to sustainability and climate risks; our commitments to reducing emissions and carbon neutrality; promoting gender equity and diversity; and implementing climate change risk and opportunity reporting.

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a Peruvian cement company located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 61 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe

Note on Forward-Looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.